Exhibit 99.32

Torex Gold Reports Strong Q3 2025

Production from Morelos

Operational momentum to carry into 2026, driven by successful ramp-up of Media Luna

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario-(Newsfile Corp. - October 9, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports Q3 2025 gold equivalent (“AuEq”) payable production of 119,034 ounces (“oz”) and AuEq sold of 118,082 oz. Year-to-date, payable production has totalled 261,520 oz AuEq based on average market prices (269,846 oz AuEq at guidance metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper, including 124,503 oz during Q3). With strong Q3 production and another excellent quarter expected to close off the year, the Company continues to target the low end of annual payable production guidance of 400,000 to 450,000 oz AuEq at guidance metal prices.

TABLE 1: PRELIMINARY THIRD QUARTER 2025 OPERATIONAL RESULTS1

	ELG Open Pit	ELG Underground	Media Luna Underground	Morelos Complex
Ore tonnesmined per day	835 tpd	2,958 tpd	6,146 tpd	—
Waste tonnesmined per day	1,896 tpd	—	—	—
Ore processed per day	—	—	—	11,304 tpd
	Au	Ag	Cu	AuEq	[1]
Grade processed	3.07 gpt	22.8 gpt	0.68%	—
Recovery	92.1%	69.7%	93.7%	—
Produced (before payable deductions)	96,498 oz	532.4 koz	14.5 mlb	—
Produced (after payable deductions)	95,058 oz	485.2 koz	14.0 mlb	119,034 oz
Sold	94,626 oz	470.7 koz	13.7 mlb	118,082 oz

Notes:

1)	Operational results are preliminary in nature and subject to final reconciliation.
2)	AuEq produced (after payable deductions) and AuEq sold are based on average market prices during Q3 2025 for gold (“Au”), silver (“Ag”), and copper (“Cu”).

Financial and operational results for Q3 2025 will be released after market close on Wednesday, November 5, 2025.

Jody Kuzenko, President & CEO of Torex, stated:

“Our operational performance at Morelos was exceptional during the third quarter, with payable gold equivalent production of 119,034 gold equivalent ounces (“oz AuEq”) based on average market prices. The production we delivered in Q3 demonstrates the steady-state potential of Morelos now that the Media Luna Project is complete, which, combined with an improving cost profile and record metal prices, is expected to result in significant free cash flow generation for the foreseeable future.

“At Media Luna, the mine ramp up is tracking ahead of plan, with mining rates above the targeted rate of 6,000 tonnes per day (“tpd”) as at the end of the quarter, supported by the completion, commissioning, and transitioning into operations of both the third ore pass and the paste plant. With mine development rates also ahead of plan, almost all of the planned stopes to be mined in 2026 drilled off, and the final ore pass on schedule to be completed by year-end, Media Luna is well positioned to achieve the designed mining rate of 7,500 tpd by mid-2026, if not sooner.

“At the processing plant, quarterly throughput rates exceeded the design rate of 10,600 tpd, with gold and copper recoveries slightly ahead of design levels of 90% and 92%, respectively. While throughput rates benefited from no major maintenance shutdowns during the quarter, the potential for additional capacity in the processing plant could provide future optionality, especially within the current metal price environment.

“With Media Luna ramping up ahead of plan, ELG Underground delivering solid results, and the upgraded processing plant exceeding expectations, we are well positioned to close out 2025 on a strong note and carry the operational momentum into 2026 and beyond.”

THIRD QUARTER 2025 CONFERENCE CALL AND WEBCAST DETAILS

Torex plans to release its third quarter financial and operational results after market close on Wednesday, November 5, 2025. A conference call and webcast hosted by senior management will be held on Thursday, November 6, 2025, at 9:00 AM ET.

Telephone Access

For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

Toronto local or International: 1-647-846-8914 Toll-Free (North America): 1-833-752-3842

Please join the conference call approximately ten minutes prior to the scheduled start time if using the dial-in details above.

Webcast Access

A webcast will be available on the Company’s website at www.torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website at www.torexgold.com/investors/financial-reports/.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA, and has also entered into a definitive agreement to acquire a 100% interest in Prime Mining’s multi-million ounce Los Reyes gold-silver project in Sinaloa, Mexico.

The Company’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and to be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, statements regarding future metal production and free cash flow generation; planned stopes to be mined; the timing for completion of the fourth ore pass; expected timing to achieve designed mining rates; and the potential for additional throughput capacity in the processing plant. Forward-Looking Information also includes the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) and management’s discussion and analysis for the three and six months ended June 30, 2025 (“MD&A”). Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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https://www.newsfilecorp.com/release/269674